Exhibit 99.1

NEWS RELEASE

Toronto, November 6, 2017

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Strong Q3 Results

New Precious Metals and Oil & Gas Investments Added

“Franco-Nevada’s diversified portfolio continues to perform very well” commented David Harquail, CEO.  “We are seeing organic growth at some of our key precious metals assets such as Tasiast, Stillwater and Subika.  We are also having good success at adding new investments.  During the quarter, we closed the purchase of an oil royalty on the Orion Thermal Project in Alberta for C$92.5 million.  We also announced an agreement to acquire an additional precious metals stream at Cobre Panama for approximately $119 million.  Subsequent to quarter end, we entered into an agreement to acquire for approximately $110 million a new package of oil & gas royalties on the Delaware portion of the Permian Basin in Texas. Franco-Nevada will now have royalties on the top three most active shale basins in the U.S.  On-top of its ongoing funding for the Cobre Panama project, Franco-Nevada has made over $500 million in new commitments in the past year to grow its portfolio and remains debt free.”

Q3/2017 Financial Highlights

•	123,787 Gold Equivalent Ounces[1] (“GEOs”) sold
•	$171.5 million in revenue
•	$134.1 million of Adjusted EBITDA[2] or $0.72 per share
•	$60.0 million of net income or $0.32 per share
•	$55.3 million of Adjusted Net Income[3] or $0.30 per share
•	$533.3 million in cash and cash equivalents at quarter-end and no debt

Revenue and GEOs by Asset Categories
		Q3/2017		Q3/2016
		GEOs	Revenue	GEOs	Revenue
		#	(in millions)	#	(in millions)
Precious Metals
	Gold	89,240	$114.4	85,127	$113.4
	Silver	20,698	26.8	27,337	36.2
	PGMs	8,518	11.1	9,098	12.1
Precious Metals -	Total	118,456	$152.3	121,562	$161.7
Other Minerals		5,331	6.7	1,503	2.0
Oil & Gas		—	12.5	—	8.3
		123,787	$171.5	123,065	$172.0

For Q3/2017, revenue was sourced 88.8% from precious metals (66.7% gold, 15.6% silver and 6.5% PGM) and 81.5% from the Americas (13.3% U.S., 18.2% Canada and 50.0% Latin America).  Operating costs and expenses increased year-over-year due to higher stream GEOs sold during the quarter.  Oil & gas revenue increased 50.6% year-over-year, reflecting higher prices, increased payments from Weyburn as well as the addition of the STACK, Midland and Orion royalties.  Cash provided by operating activities was $116.0  million, a decrease of 4.6% compared to Q3/2016,  reflecting negative changes in non-cash working capital.

Corporate Updates

•

Cobre Panama:   Franco-Nevada has agreed to add to its Cobre Panama precious metals stream for a net purchase price of approximately $119 million, following the expected syndication of one-third of the agreement to CEF Holdings Limited.  First Quantum Minerals Ltd. intends to use the proceeds to partially fund its previously announced acquisition of an additional 10% interest in Cobre Panama from one of its joint venture partners, LS-Nikko Copper Inc.  The terms of the additional stream, other than the ongoing price and the upfront funding, mirror the existing stream on Cobre Panama.

•

Orion Oil Royalty:   Franco-Nevada acquired a 4% gross overriding royalty interest on the Orion Thermal Project in the Cold Lake region of Alberta from Osum Oil Sands Corp. (“Osum”) for C$92.5 million.  Orion is currently producing 7,500 – 8,000 barrels per day of bitumen.  The just completed Phase 2A is expected to add 1,500 barrels per day over the next twelve months. Osum intends to use a portion of the royalty proceeds for its Phase 2B expansion project which is expected to progressively increase production through mid-2019 by an additional 3,000 barrels per day.  The project has regulatory approval for production of up to 20,000 barrels per day.  The transaction has an effective date of September 1, 2017.

•

Delaware Oil & Gas Royalties: Franco-Nevada has agreed to purchase a royalty portfolio on the Delaware portion of the Permian Basin in Texas for $109.8 million.   The royalties consist predominantly of mineral title which provides a perpetual interest in royalty lands.  The transaction will have an effective date of October 1, 2017 and is expected to close in February 2018 following title due diligence.

Q3/2017 Portfolio Updates

•

Precious Metals — U.S.:  GEOs from U.S. precious metals assets decreased by 12.5% year-over-year with decreases at Goldstrike and South Arturo partially offset by an increase at Stillwater.  In addition, a portion of ounces delivered from Fire Creek/Midas had not been sold as at quarter-end.  16,549 GEOs were earned from U.S. precious metal assets.

•

Stillwater (5% royalty) – In May, Sibanye Gold successfully acquired Stillwater Mining.  First production at the Blitz project occurred in September which is expected to reach full production by late 2021 or early 2022.  Blitz is anticipated to increase total PGM production from Stillwater by more than 50% to approximately 850,000 ounces per year.

•

South Arturo (4-9% royalty) – Premier Gold stated that mining from the current phase has been extended into Q3/2017 and processing at Goldstrike could continue to early 2018.  A further phase of open pit mining is under detailed review for which development could begin in early 2019.  Drilling of the El Nino underground deposit is expected to begin later this year.

•

Marigold (0.5-5% royalty) – SSR Mining is currently evaluating an equipment replacement trade-off which is expected to be finalized by mid-2018.  Under one scenario, production could increase to over 300,000 ounces per year if additional shovels and trucks are added.

•

Castle Mountain (2.65% royalty) – NewCastle provided a new Mineral Resource estimate which includes total in-pit resources of 4.0 million ounces in the Measured & Indicated categories, a 9% increase versus the previous estimate.

•	Hollister (3-5% royalty) – Klondex began processing Hollister ore at the Midas mill which included the commissioning of a new CIL circuit in order to optimize recovery.
•

Bald Mountain (0.875-5% royalty) – Kinross expects production at Bald Mountain to be higher in the second half of the year with overall 2017 production to be double the 130,000 ounces produced in 2016.

•

Rosemont (1.5% royalty) – Hudbay released results of a feasibility study for the Rosemont project which outlined a 19 year mine life with annual copper production over the first 10 years of 127,000 tonnes.  The final Record of Decision was received from the U.S. Forest Service in June 2017. Franco-Nevada’s 1.5% royalty covers all commodities.

•

Precious Metals — Canada:  GEOs from Canadian precious metals assets decreased by approximately 34.7% to 11,586 GEOs compared with Q3/2016, primarily due to reduced production from the Sudbury assets as well as an adjustment to the Q2/2017 accrual for the Hemlo NPI.

•

Brucejack (1.2% royalty) – Brucejack poured first gold on June 20, 2017, declared commercial production on July 3, 2017 and produced 82,203 ounces of gold in Q3/2017.  Franco-Nevada’s royalty begins after approximately 500,000 ounces have been produced.

•

Detour (2% royalty) – Permitting of the West Detour project will remain under the provincial environment assessment permitting process.  While the provincial process is typically faster than the federal process, Detour has stated that it does not intend to change the overall timing for the development of West Detour which is scheduled to commence in 2025.

•	Hemlo (3% royalty & 50% NPI) – Barrick filed a technical report for Hemlo outlining the life-of-mine plan and providing additional detail of the increased reserves previously announced.

•

Hardrock (3% royalty) – Joint venture operators Centerra Gold and Premier Gold submitted an Environmental Impact Statement / Environmental Assessment to initiate the formal environmental review process for the Hardrock project.

•

Precious Metals — Latin America: GEOs from Latin American precious metals assets increased 4.4% year-over-year, with 66,740 precious metal GEOs earned in Q3/2017,  benefitting from increased deliveries from Candelaria and Guadalupe which were slightly offset by decreases from Antapaccay and Antamina.

•

Candelaria (gold and silver stream) – Candelaria delivered 24,961 GEOs, compared to 16,807 GEOs in Q3/2016. Lundin Mining provided a  Mineral Reserve update for the project which included a net increase to both Proven & Probable and Measured & Indicated estimates despite mining depletion.    The substantial increase to the underground estimate could allow Lundin to optimize the mine plan as well as extend the mine life at Candelaria.

•	Antapaccay (gold and silver stream) – Antapaccay delivered 19,370 GEOs in Q3/2017, a decrease of 12.7% year-over-year, in line with the 2017 life-of-mine plan.
•

Antamina (22.5% silver stream)  – 12,575 GEOs from Antamina were sold during the quarter, a decrease compared to 19,975 GEOs in Q3/2016. The year-over-year decrease was expected, as 2016 was an exceptionally strong year of silver production for Antamina.

•

Guadalupe/Palmarejo (50% gold stream)  – Guadalupe delivered 9,400 GEOs in Q3/2017, compared to 4,326 GEOs in Q3/2016 due to higher mining rates.  Under the Guadalupe agreement, Franco-Nevada pays an ongoing cost of $800 per gold ounce received versus the inflation adjusted cost of $400 per gold ounce under the prior Palmarejo agreement.

•

Cobre Panama (gold and silver stream) – During the quarter, Franco-Nevada contributed $72.4 million of its share of construction capital for the Cobre Panama project, or $175.0 million year to date, for a cumulative total contribution of $637.2 million of its maximum  $1 billion commitment as of the end of Q3/2017.    First Quantum reports that the project has advanced to 63% completion.  Franco-Nevada expects to contribute a total of  $240-$260 million of the original $1 billion commitment to the project in 2017.

•	Cerro Moro (2% royalty) – Yamana reports that the mine construction is proceeding on schedule with production expected in 2018.
•

Precious Metals — Rest of World:  23,581 GEOs from Rest of World precious metals assets were earned during the quarter,  an increase of 12.4% year-over-year, primarily due to an increase in deliveries from MWS.

•

Tasiast (2% royalty) – Kinross announced plans to proceed with the Phase Two expansion at Tasiast.  Phase Two is expected to increase mill capacity to 30,000 tonnes per day and produce an average of approximately 812,000 gold ounces per year for the first five years.  The Phase One expansion remains on schedule for full production in Q2/2018 with Phase Two commercial production expected in Q3/2020.

•

Subika (2% royalty) – Newmont has begun underground mining at Subika with commercial production expected in the second half of 2018.  The Ahafo mill expansion is expected to be in commercial production in the second half of 2019.  Together, the Ahafo expansion projects (Subika underground and mill expansion) will increase Ahafo’s production to 550 - 650,000 ounces per year for the first five full years of production (2020–2024).  Franco-Nevada estimates that the majority of underground reserves are covered by its royalty.

•

Sabodala (fixed gold deliveries and stream) – Teranga Gold announced that, as at June 30, 2017, Sabodala has increased its Mineral Reserve to 2.7 million ounces of gold representing an increase of more than 400,000 ounces.

•	Karma (fixed gold deliveries and stream) – 4,453 GEOs were sold in the quarter, a decrease compared to 5,000 GEOs in Q3/2016, which included an additional month of deliveries.
•

Agi Dagi (2% royalty) – Alamos Gold has tabled a positive feasibility report for the project projecting annual production of 177,600 ounces of gold over five years.  A positive preliminary economic assessment was also completed for the neighbouring Camyurt project on which Franco-Nevada also holds a royalty.

•

Duketon (2% royalty) – Gloster and Erlistoun, two satellite deposits at Duketon, commenced operations to provide additional mill feed.  Regis Resources continues to actively explore the extensive land package.

•

At Sissingue (0.5% royalty), Perseus Mining reports that construction remains on schedule and first gold is expected in early 2018.    At Ity (1.5% royalty),  Endeavour Mining has reported an additional 1 million ounces of Measured & Indicated resource compared to the year-end 2016 estimate and a construction start on the CIL project.

•

Oil & Gas: Revenue from Oil & Gas assets increased to $12.5 million in Q3/2017 compared to $8.3 million in Q3/2016,  reflecting higher prices and higher production levels year-over-year on the Company’s Canadian assets, as well as the addition of the STACK, Midland and Orion royalties.  The contribution from the new U.S. royalty assets is expected to become more significant after 2017.

Dividend Declaration

Franco-Nevada Corporation is pleased to announce that its Board of Directors has declared a quarterly dividend of US$0.23 per share. The dividend will be paid on December 21, 2017 to shareholders of record on December 7, 2017 (the “Record Date”). The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (“DRIP”). Participation in the DRIP is optional. The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Beneficial shareholders should contact their financial intermediary to arrange enrollment.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete Condensed Consolidated Interim Financial Statements and Management’s Discussion and Analysis can be found today on Franco‑Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call today,  Monday,  November 6, 2017 at 10:00 a.m. Eastern Time to review Franco‑Nevada’s Q3/2017 results.

Interested investors are invited to participate as follows:

•	Via Conference Call: Toll-Free: (888) 231-8191; International: (647) 427-7450
•	Conference Call Replay until November 13th: Toll-Free (855) 859-2056; Toronto (416) 849-0833; Pass code 99470541
•	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
(416) 306-6328	(416) 306-6303
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities and the completion of previously announced transactions, including Cobre Panama. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory,  political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not Franco-Nevada is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Franco-Nevada’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; risks related to the completion of previously announced transactions, including Cobre Panama;  and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1

GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For Q3/2017, the average commodity prices per ounce were as follows: $1,278 gold (Q3/2016 - $1,335), $16.83 silver (Q3/2016 - $19.62), $953 platinum (Q3/2016 - $1,084) and $901 palladium (Q3/2016 - $676). For the nine months ended September 30, 2017, the average commodity prices were as follows: $1,251 gold (YTD/2016 - $1,258), $17.17 silver (YTD/2016 - $17.20), $958 platinum (YTD/2016 - $1,001) and $829 palladium (YTD/2016 - $590).

2

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): income tax expense/recovery; finance expenses; finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; foreign exchange gains/losses and other income/expenses and unusual non-recurring items.

3

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS: foreign exchange gains/losses and other income/expenses; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests;  gains/losses on investments; unusual non-recurring items; and the impact of income taxes on these items.

Reconciliations to IFRS measures

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2017	2016	2017	2016
Net Income	$60.0	$54.4	$151.2	$126.7
Income tax expense	2.9	12.9	24.4	32.3
Finance expenses	0.8	0.7	2.4	2.8
Finance income	(1.6)	(0.5)	(3.6)	(2.6)
Depletion and depreciation	70.5	72.9	209.2	206.6
Non-cash costs of sales	0.6	1.8	4.7	5.3
(Gain) on investments	—	(0.2)	—	(4.5)
Foreign exchange (gains)/losses and other (income)/expenses	0.9	0.2	(0.2)	0.3
Adjusted EBITDA	$134.1	$142.2	$388.1	$366.9
Basic weighted average shares outstanding	185.5	178.1	181.9	175.2
Adjusted EBITDA per share	$0.72	$0.80	$2.13	$2.09

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2017	2016	2017	2016
Net Income	$60.0	$54.4	$151.2	$126.7
Foreign exchange (gains)/losses and other (income)/expenses	0.9	0.2	(0.2)	0.3
(Gain) on investments	—	(0.2)	—	(4.5)
Tax effect of adjustments	(1.1)	0.3	(1.1)	0.9
Other tax related adjustments:	—	—	—	—
Valuation allowance	(0.7)	(1.2)	0.1	(1.9)
Utilization of tax attributes subject to the initial recognition exemption	(3.8)	—	(3.8)	—
Adjusted Net Income	$55.3	$53.5	$146.2	$121.5
Basic weighted average shares outstanding	185.5	178.1	181.9	175.2
Adjusted Net Income per share	$0.30	$0.30	$0.80	$0.69

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

 (unaudited, in millions of U.S. dollars)

	At September 30,	At December 31,
	2017	2016
ASSETS
Cash and cash equivalents (Note 4)	$533.3	$253.0
Short-term investments (Note 5)	12.7	—
Receivables	64.9	71.1
Prepaid expenses and other (Note 6)	52.0	37.1
Current assets	662.9	361.2

Royalty, stream and working interests, net (Note 3)	3,877.5	3,668.3
Investments (Note 5)	166.2	147.4
Deferred income tax assets	20.5	21.3
Other assets (Note 7)	17.7	23.4
Total assets	$4,744.8	$4,221.6

LIABILITIES
Accounts payable and accrued liabilities	$22.3	$21.0
Current income tax liabilities	9.1	16.6
Current liabilities	31.4	37.6

Deferred income tax liabilities	49.5	37.5
Total liabilities	80.9	75.1

SHAREHOLDERS’ EQUITY (Note 14)
Common shares	5,093.4	4,666.2
Contributed surplus	16.0	41.6
Deficit	(310.3)	(336.8)
Accumulated other comprehensive loss	(135.2)	(224.5)
Total shareholders’ equity	4,663.9	4,146.5
Total liabilities and shareholders’ equity	$4,744.8	$4,221.6

Subsequent events (Note 3)

The accompanying notes are an integral part of these condensed consolidated interim financial statements and can be found in our Q3/2017 Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

 (unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Revenue (Note 10)	$171.5	$172.0	$507.8	$454.9

Cost of sales
Costs of sales (Note 11)	33.0	28.0	106.8	80.1
Depletion and depreciation	70.5	72.9	209.2	206.6
Total cost of sales	103.5	100.9	316.0	286.7
Gross profit	68.0	71.1	191.8	168.2

Other operating expenses (income)
Corporate administration	4.3	3.8	15.4	14.9
Business development	0.9	0.5	2.5	1.1
Gain on sale of gold bullion	(0.2)	(0.7)	(0.3)	(2.8)
Total other operating expenses	5.0	3.6	17.6	13.2
Operating income	63.0	67.5	174.2	155.0
Foreign exchange gain (loss) and other income (expenses)	(0.9)	(0.2)	0.2	(0.3)
Realized gain on investments	—	0.2	—	4.5
Income before finance items and income taxes	62.1	67.5	174.4	159.2

Finance items
Finance income	1.6	0.5	3.6	2.6
Finance expenses	(0.8)	(0.7)	(2.4)	(2.8)
Net income before income taxes	62.9	67.3	175.6	159.0

Income tax expense (Note 13)	2.9	12.9	24.4	32.3
Net income	$60.0	$54.4	$151.2	$126.7

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:

Unrealized gain in the fair value of available-for-sale investments, net of income tax expense of $2.7 (2016 - $1.2), and $1.1 (2016 - $1.7) (Note 5)	17.7	8.1	7.4	34.7
Reclassification for realized loss in fair value of available-for-sale investments (Note 5)	—	(0.2)	—	(4.5)
Currency translation adjustment	41.4	(4.1)	81.9	41.4
Other comprehensive income	59.1	3.8	89.3	71.6

Total comprehensive income	$119.1	$58.2	$240.5	$198.3
Basic earnings per share (Note 15)	$0.32	$0.31	$0.83	$0.72
Diluted earnings per share (Note 15)	$0.32	$0.30	$0.83	$0.72

The accompanying notes are an integral part of these condensed consolidated interim financial statements and can be found in our Q3/2017 Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

 (unaudited, in millions of U.S. dollars)

	For the nine months ended
	September 30,
	2017	2016
Cash flows from operating activities
Net income	$151.2	$126.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	209.2	206.6
Non-cash costs of sales	4.7	5.3
Share-based payments	4.0	3.7
Unrealized foreign exchange (gain) loss	(0.6)	0.3
Gain on investments	—	(4.5)
Deferred income tax expense	10.2	2.6
Other non-cash items	(2.0)	(0.8)
Acquisition of gold bullion	(17.8)	(47.8)
Proceeds from sale of gold bullion	13.3	59.4
Operating cash flows before changes in non-cash working capital	372.2	351.5
Changes in non-cash working capital:
Decrease in receivables	6.2	(7.3)
Increase in prepaid expenses and other	(9.9)	(1.4)
Increase in current liabilities	(6.2)	6.3
Net cash provided by operating activities	362.3	349.1

Cash flows from investing activities
Acquisition of royalty, stream and working interests	(371.1)	(597.1)
Acquisition of oil & gas well equipment	(1.3)	(1.7)
Proceeds from sale of investments	—	24.0
Acquisition of property and equipment	—	(0.1)
Acquisition of investments	(12.3)	(1.6)
Net cash used in investing activities	(384.7)	(576.5)

Cash flows from financing activities
Net proceeds from issuance of common shares	—	883.5
Repayment of credit facility	—	(460.0)
Credit facility amendment costs	(1.0)	—
Payment of dividends	(94.0)	(87.4)
Proceeds from exercise of warrants	356.4	—
Proceeds from exercise of stock options	10.3	16.1
Net cash provided by financing activities	271.7	352.2
Effect of exchange rate changes on cash and cash equivalents	31.0	3.6
Net change in cash and cash equivalents	280.3	128.4
Cash and cash equivalents at beginning of period	253.0	149.2
Cash and cash equivalents at end of period	$533.3	$277.6

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$1.8	$2.4
Income taxes paid	$36.6	$27.1

The accompanying notes are an integral part of these condensed consolidated interim financial statements and can be found in our Q3/2017 Report available on our website